Exhibit 7.2
PARK VIEW FEDERAL
SAVINGS BANK
April 3, 2007
Mr. Umberto Fedeli
The Fedeli Group
5005 Rockside Road
Independence, OH 44131
Dear Umberto:
I received your letter to the PVF Capital Corp. Board of Directors dated March 21, 2007, in which you requested the Board’s approval of your proposed purchase of additional shares of the Company’s stock. At this time, the Board does not believe it to be in the best interests of the Company or its shareholders to grant your request.
You have on a number of occasions contacted individual directors to present your ideas concerning the Company, including an agreed-to meeting with two of our Board members, Stu Neidus and Stan Jaros, on March 10. We appreciate the time you have devoted and I can assure you that we will consider your views. At the same time, what directors of a public company can say to you in response to your ideas concerning Board discussions or the Company’s future plans is extremely limited due to the Federal securities laws. Company counsel has advised the Board that its members are prohibited from sharing with you in private discussions either the Board’s internal discussions or the Company’s plans for its future, and that all Company-related information of significance should be disclosed publicly and not in private sessions with individual investors. We of course remain open to hearing new ideas, but the law forces us to be in listening mode, rather than privately discussing the Company’s future plans.
Thank you again for your interest in PVF Capital Corp.
Very truly yours,
PARK VIEW FEDERAL SAVINGS BANK
/s/ John R. Male
John R. Male
Chairman